GLOBAL ENGINE GROUP HOLDINGS LTD

January 11, 2023

Lauren Pierce

Staff Attorney

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Global Engine Group Holding Ltd.

Amendment No 1 to Registration Statement on Form F-1

Filed December 7, 2022

File No. 333-266919

Dear Ms. Pierce:

This letter is in response to the letter dated December 23, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Engine Group Holding Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Form F-1 filed December 7, 2022

Risk Factors

We have a substantial customer concentration…, page 19

1.	Please clarify your disclosure regarding your significant customers for the fiscal year ended June 30, 2022. For example, you state that had two major third-party customers but then list four companies; you also identify VNET Group, Inc. and Diyixian.com Limited as a single third-party customer. Additionally, you disclose that you have entered into two separate agreements with Diyixian.com Limited but have filed only one of these agreements as an exhibit. Please tell us what consideration you gave to filing the other agreement as an exhibit. Similarly, please file the agreements with your related party customers, Macro Systems Limited and DataCube Research Center Limited, or explain why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K. Finally, it appears that several agreements with your significant customers have expired or will terminate in 2022. Please address the risks to the company and how the company will be impacted when and if the agreements terminate.

Response: We respectfully advise the Staff that we have revised the disclosures on page 19 of the Registration Statement to clarify that for the fiscal year ended June 30, 2022 there were two (2) major third-party customers and one (1) major related-party customer. The two (2) major third-party customers were (i) VNET Group, Inc. (instead of entering into agreements with VNET Group, Inc., the Company has entered into separate agreements with its subsidiaries, 21Vianet Group Limited and Diyixian.com Limited, and the revenues derived from these two subsidiaries have been consolidated and reported under their parent company VNET Group, Inc.) and (ii) Aisly Global Inc.

The Staff noted that we disclosed entering into two (2) separate agreements with Diyixian.com Limited, but filed only one of these agreements as an exhibit. We respectfully advise the Staff that we have entered into only one (1) agreement with Diyixian.com Limited and said agreement was previously filed as Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form F-1. Such agreement with Diyixian.com Limited, dated January 1, 2020, has a term of one year and expired on December 31, 2020, after which we continue to provide services to such customer without a written agreement on a periodic basis.

Additionally, the Staff noted that we should file the agreements with our related party customers, Macro Systems Limited and DataCube Research Center Limited. Pursuant to such comment, we have filed the agreements with Macro Systems Limited as exhibits to the Registration Statement as Exhibits 10.24, 10.25, 10.26 and 10.27. Our agreement with DataCube Research Center Limited was previously filed as Exhibit 10.21 to Amendment No. 1 to the Registration Statement on Form F-1 filed with the SEC on December 7, 2022.

Additionally, we have revised the risk factor disclosures on page 19 of the Registration Statement to clarify the risks and impact to the company due to the termination or expiration of certain agreements with significant customers.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Andrew Lee
Andrew Lee
Chief Executive Officer

Arila Zhou

Robinson & Cole LLP